EPIBONE

Regrow your body with adult stem cells


EPIBONE

epibone.com New York, NY

Notable Angel VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. First & only company with active FDA INDs for both stem cell bone & cartilage grafts
2. Backed by Moderna Co-Founder Robert Langer, Peter Thiel, Henry Kravis (KKR & Co. - $700B+ AUM)
3. 11+ patent families; tissue engineering science from Columbia, MIT, and Cornell
4. Led by a Columbia PhD & MBA, Fulbright Scholar, ex-McKinsey, WEF Young Global Leader CEO
5. 6 patients implanted. 2+ years clean follow-ups. Zero complications
6. $2.5M in US Air Force contracts secured; $1.1M projected 2026 revenue (not guaranteed)
7. Osteoarthritis: 595M people, $4B market, the #1 disability in civilian and military populations
8. Featured in Bloomberg, CNN, CNBC, Forbes. Fast Company #6 Most Innovative Small Company In The World

Featured Investors

Lifespan Vision Ventures Follow

Invested $845,028

LifeSpan Vision Ventures, founded 2022 in Norwalk, CT with SF and London teams, backs therapeutics that extend healthy lifespan and reverse aging. Managing Partner Andrew Worden also funds longevity research at Harvard's Paulson School of Engineering.

"Regenerative medicine is one of the most direct paths to extending healthy human lifespan, and EpiBone is building exactly the kind of platform we look for. Growing living bone and cartilage to repair the joints that fail us as we age isn't incremental, it's a step change in keeping people mobile and independent for longer. Nina and her team pair genuinely novel science with a clear path to market, and that combination is rare."

Kendall Capital Partners Follow Invested $3,589,064

Kendall Capital Partners is a Boston venture firm investing in breakthroughs that redefine health at scale, across biotech, gene therapy, devices, and precision health. Its GPs include Professor Robert Langer and Professor George Church.

"Engineering living tissue that the body accepts and integrates is one of the hardest problems in medicine, and EpiBone is doing it. Growing bone and cartilage for reconstruction and joint repair reflects exactly the rigorous tissue-engineering science that changes patients' lives at scale. It's why we invested."

Tech Council Ventures Follow Invested $2,912,599

Tech Council Ventures is a Summit, NJ venture firm with $175M AUM, investing $500K to $3M in Seed and Series A tech companies across the Mid-Atlantic. The venture arm of TechUnited:NJ, it has made 89 investments, led by Jim Gunton and Steve Socolof.

"We look for a durable technical edge paired with a real market, and EpiBone has both. Regenerating living bone and cartilage addresses one of the largest unmet needs in orthopedics, and the underlying science is genuinely differentiated. Nina and the team have built something with the depth and the commercial upside we want to back."

Harvard Business School Alumni Angels Follow

HBS Alumni Angels of Greater New York is one of the region's most active angel networks: 300+ investors have deployed $40M+ across 157+ companies. The group backs early-stage founders in 25+ sectors, including life sciences.

"EpiBone stood out in a crowded field of health-science pitches. The team is solving a real, large-scale problem in orthopedic repair with a regenerative platform that has both scientific depth and a credible commercial path. That mix of breakthrough science and business discipline is exactly what our members look to back."

& 49 more

Team



Nina Tandon CEO SPV Voting Proxy

Tissue engineering pioneer. Led EpiBone to $50M+ raised across 200+ investors. Former McKinsey pharma consultant. Board Member of Emerging Companies for the Biotechnology Innovation Organization. Cooper Union BS, MIT MS, Columbia MS, PhD and MBA.



Sarindr Bhumiratana CSO & Co-Founder

Principal inventor. Lead inventor of 11+ patent families across bone and cartilage. IND clearances on 2 FDA-regulated products. 15+ years in tissue engineering. Northwestern BS, Columbia Biomedical Engineering PhD.



Bryan Huber, MD FAAOS Chief Medical Officer

Top Orthopedic Surgeon. Hospital for Special Surgery Fellow. Former Chief of Surgery, Copley Hospital. Ex-physician US Ski & Snowboard, Burton Global Snowboards. Co-founded Mansfield Orthopaedics. Co-Founder & CMO, Optimora Health. UVM MD. Bucknell BS.



Dr. Brian Cole Clinical Advisor

NBA's Top Surgeon. Associate Chairman of Orthopedics, Rush University. NBA Team Physician of the Year. Chicago Bulls physician. Published 1,000+ articles and 8 textbooks. Co-hosted Sports Medicine Weekly (ESPN Radio). University of Chicago MD, MBA.



Dr. Robert Langer Board Member

Founder of Moderna Therapeutics, MIT Institute Professor, "godfather" of tissue engineering.

langerlab.mit.edu



Robert Lennox Chief Business Officer



Founding-to-Exit Marketer. Exited Corgi Spirits; co-founded Aether Diamonds. Fortune 500 marketer at L'Oreal, Unilever, and Mondelez. Two-time 40 Under 40 winner honored by TIME, Fast Company, & Top 10 CMOs. HBS Angel Investors leader. Harvard MBA.



Jennifer Hanser Chief Financial Officer

Frontier executive. Scaled Tilray's pharmaceutical cannabis business globally to NASDAQ IPO. Chief Strategist at Public Investment Fund's Saudi Entertainment Ventures. Digital licensing at MLB & Sony Music. Ex-Wall Street. Johns Hopkins BA.



Noah Keating Director of Strategy

Mission-driven operator. Strategy and commercialization across Nike, Gemini, Newell Brands, and Wink. Testified in support of patient-access legislation for advanced therapies. Founding board member, Granite Bio Innovation. USC MFA.



Carla Nassy

Memo

Why EpiBone?


DON'T REPLACE, REGENE

Each year, millions of injections are administered to damaged joints, temporarily masking pain. These treatments manage symptoms without healing the underlying defect, and for many patients, end the same way: a metal implant and long recovery.

We started EpiBone because the nearly 600+ million people living with osteoarthritis (OA) worldwide deserve a better answer than a lifetime of injections and a countdown to surgery. OA is the number one cause of disability in both civilian and military populations. The $4B U.S. osteoarthritis injection market exists entirely to ease pain that no current treatment can resolve.

EpiBone is building something fundamentally different. Drawing on decades of research from Columbia University and MIT's Langer Lab, our team developed a way to grow living bone and cartilage from adult stem cells. We carefully mature stem cells in our proprietary bioreactor to replicate the architecture, mechanics, and biology of native tissue. The result is more than a synthetic substitute or a temporary fix: EpiBone generates living tissue that remodels, adapts and integrates as the patient lives their life.

Six patients have already been implanted in our bone trial. Since implantation, zero product-related adverse events have been detected. We are the first and only company with FDA Investigational New Drug (IND) clearances for both stem cell-based bone and cartilage products. IND clearances are the government authorization required to begin safe testing in humans.

This round offers patients, medical professionals, advocates, and believers in regenerative medicine the opportunity to invest in what we believe will become the new standard of care, joining an investor base that includes Tier 1 venture capital firms and major health systems.

Human data. Military validation

Human data. Military validation.

FDA Clearance.

$50M+
Raised

6
Patients treated in EB-CMF bone trial

$2.5M
in Air Force contracts

$1.1M
2026 projected revenue

11+
Patent families

FDA IND CLEARED
Bone & cartilage

*Forward looking projections not guaranteed

EpiBone is clinical-stage technology built with real human data.

Twelve years ago, our founders left Columbia University with a question no one had answered: what if you could grow a patient's own bone and cartilage in a lab, and give it back to them?

Fast forward to August 2023 when we completed our Phase I/IIa bone trial. Every patient who has been treated is in active follow-up today, with zero product-related adverse events detected. Twelve years of tissue engineering science, cGMP manufacturing, and a deliberate regulatory strategy earned us FDA IND clearances for both stem cell based bone and cartilage products - a position no other company holds.

Our treatments are designed to meet the highest regulatory standards. The FDA Investigational New Drug clearances we hold for our products were earned through peer-reviewed science, pharmaceutical-grade manufacturing, and years of trusted and transparent engagement with regulators.

The U.S. Air Force's AFWERX program selected us for $2.5M in non-dilutive contracts, funding the next phase of product development and clinical expansion alongside our existing investor base.

Spun out of Columbia and MIT's Langer Lab, our advisors include Robert Langer, the most cited engineer in history and co-founder of Moderna, and Henry Kravis, founder of KKR and former Chairman of Columbia Business School. We've now raised $50M+ from nearly 200 investors, with $1.1M in 2026 revenue projected entirely from non-dilutive government sources.

Future projections are not guarnateed.

67 million Americans will have osteoarthritis by 2030

NOT ONE TREATMENT ON THE MARKET ACTUALLY FIXES IT

Today, 32.5 million Americans live with osteoarthritis — a number projected to reach 67 million by 2030. Globally, 595 million people are affected, or 1 in 13 people alive today. Patients are typically offered three solutions: corticosteroids which reduce inflammation and temporarily relieve pain; hyaluronic acid, which lubricates but doesn't repair; and platelet-rich plasma, which has high variability in outcomes.

Cartilage doesn't heal on its own. Once it's gone, it's gone. Not one product on the market regenerates tissue. When injections stop working, the answer is often a metal implant with a 10–20 year lifespan. Then another surgery.

595M
People globally

ZERO
Disease-modifying drugs approved

$10B → $236B
Unregulated grey-zone market

2,750
US clinics selling treatments

Meanwhile, a parallel $10B industry of stem cell clinics is surging, projected to hit $236B over the next decade. Across 2,750 U.S. clinics, patients desperate for relief pay tens of thousands of dollars for a wide range of treatments with varied results. EpiBone is the answer to that demand.

Replacing metal implants with living bone and cartilage


0:00 / 0:51

EpiBone grows living bone and cartilage from adult stem cells. We deliver pre-grown, functional tissues that are ready to integrate with the patient's own biology from day one.

For our bone product, a surgeon takes a CT scan and a small fat biopsy. We isolate the patient's own stem cells, seed them onto an anatomically shaped scaffold inside our proprietary bioreactor, and deliver controlled nutrients, oxygen, and mechanical loading to mature the cells into functional bone tissue over three to four weeks.

For our cartilage products, we draw from a banked adult cell supply, eliminating the need for a patient biopsy entirely. Same bioreactor process and same maturation principles, but faster to deploy and available off the shelf, as compared to the bone product.

The graft arrives alive, ready to integrate into the patient's existing tissue, remodeling and adapting as they live their life.

Our platform powers four products in active development:

EB-SPORT

Lead Product

Injectable cartilage

No biopsy, no imaging. Administered in under 10 minutes in a clinic setting, no surgery required.

APPLICATIONS
Active patients with early-to-moderate joint pain who want to stay mobile without going under the knife

- Human clinical trial
- Pre-comercial

EB-CHONDRAL

Joint cartilage repair

An off-the-shelf allograft that repairs serious cartilage defects in the knee without requiring a biopsy from the patient.

APPLICATIONS
Patients with significant cartilage damage who want to avoid or delay joint replacement

- FDA IND approved
- Trial in development

EB-CMF/DENTAL

Facial & dental bone repair

A personalized bone graft grown from the patient's own stem cells, shaped to fit the exact anatomy of the defect.

APPLICATIONS
Patients needing bone reconstruction after injury, cancer, or bone loss in face or jaw

- Human trial complete
- Air Force contract active

EB-OSTEAL

Bone density restoration

Engineered bone-forming cells that rebuild density from within, adapted from EpiBone's proven bone platform.

APPLICATIONS
Patients with osteoporosis at high risk of fracture who need more than medication to rebuild bone strength

- Phase II initiating
- UAE partnership secured

A clear path to market

Three things make EpiBone unparalleled.

THE CLINICAL PROOF

THE IP MOAT

STRATEGY

EpiBone is the first and only company to hold FDA Investigational New Drug clearances for both stem cell-based bone and cartilage products. No other company holds this position, and we spent 12 years building it.

Sarindr Bhumiratana is the lead inventor of 11+ patent families spanning our bioreactor systems, cell processing techniques, and tissue maturation protocols, with peer-reviewed science published in PNAS, Science Translational Medicine, and the American Journal of Sports Medicine. Active filings cover the U.S., EU, UK, Germany, France, Korea, Japan, Australia, and Canada. The portfolio reflects twenty years of iteration, publication, and protection.

Florida's Right-to-Try statute (FL SB 1768, effective July 2025) creates a patient access pathway that runs in parallel with our FDA submission track. Each treatment provides real-world safety data that advances our regulatory roadmap. We reach patients sooner, build the evidence base, and move toward full approval, with each step reinforcing the next.

When the science works, people notice

EpiBone has been featured in Bloomberg, CNN, CNBC, Forbes, and Fast Company, and named a World Economic Forum Technology Pioneer. In 2026, Fast Company ranked EpiBone #6 among the Most Innovative Small Companies in the world. CEO Nina Tandon was named one of Fast Company's 100 Most Creative People in Business and serves as a Board Member of Emerging Companies for the Biotechnology Innovation Organization (BIO).

The surgeons who implanted our grafts stated it plainly:

> Cleveland Clinic
>
> The grafts fit perfectly — and we didn't have to harvest any bone from the hip!"
>
> — DR. BRIAN GASTMAN

> UT San Antonio
>
> This should be the future standard of care!"
>
> — DR. DANIEL PEREZ

> Graft fits perfectly.
>
> — DR. REBEKAH SILVA

Bloomberg | CNN | CNBC | Forbes | FAST COMPANY

Built by the inventors. Backed by the best in the field.



NINA TANDON
CEO, Co-Founder

Columbia PhD & MBA | MIT MS | Fulbright Scholar
WEF Young Global Leader | ex-McKinsey
Fast Company 100 Most Creative People in Business
BIO Board Member, Emerging Companies



SARINDR "IK" BHUMIRATANA
CSO, Co-Founder

Columbia Biomedical Engineering PhD | Northwestern BS
Lead Inventor, 11+ Patent Families
IND Clearances on 2 FDA-regulated products
15+ Years in Tissue Engineering

ADVISORS

DR. ROBERT LANGER	Board Member | MIT Professor, Moderna Co-Founder, Godfather of Tissue Engineering Most Cited Engineer in History
HENRY KRAVIS	Advisor | KKR Co-Founder | $700B+ AUM
DR. BRIAN COLE	Clinical Advisor | NBA Team Physician of the Year | Chicago Bulls Physician Associate Chairman of Orthopedics, Rush University | 1,000+ Published Articles

COLUMBIA | MIT | Cornell University | KKR | moderna | RUSH | NBA

EpiBone was built by scientists who spent a decade doing the work before anyone was watching.

Nina Tandon started as a Fulbright Scholar, trained as an electrical engineer at Cooper Union and MIT, earned her PhD and MBA from Columbia, then went on to McKinsey before co-founding EpiBone. She has led the company through 12 years, $50M+ in fundraising, and the first-ever human bone tissue engineering clinical trial.

Sarindr Bhumiratana is the principal inventor and has been building this technology since his PhD at Columbia in 2012. He runs R&D, engineering, quality, manufacturing, and clinical operations simultaneously.

EpiBone's advisory bench reflects the credibility of the science. Robert Langer, godfather of tissue engineering, sits on the board. Henry Kravis advises on business strategy, and Dr. Brian Cole, NBA Team Physician of the Year, is a clinical advisor.

Investors include Cedars-Sinai, Alexandria Venture Investments, Kendall Capital Partners, Hackensack Meridian Health (Bear's Den), Muang Thai Life Insurance.

A $4 billion market built entirely on symptom management

The U.S. osteoarthritis injection market is $4 billion, and not one of those injections regenerates tissue. The space is massive, underserved, and overdue for a product that actually works.

The market for stem cell treatments, which is characterized as unregulated and generic, has doubled since 2016. It's projected to grow from $10B to $236B over the next decade, 90% of it operating outside regulatory oversight. EpiBone will meet that demand with rigorous science, conscientiously collected human clinical data, and a regulatory track record built over 12 years.

Beyond the osteoarthritis entry point, we are defining a category with EpiBone's four-product platform addressing craniofacial reconstruction, cartilage repair, osteoarthritis, and osteoporosis, each also a substantial market in its own right.



GRAND-VIEW RESEARCH
$3.7B
TOTAL ADDRESSABLE MARKET
EB-SPORT INJECTABLE CARTILAGE LEAD INDICATION
$6.3B
US OA INJECTION MARKET PROJECTED BY 2030
#1
CAUSE OF DISABILITY IN BOTH CIVILIAN AND MILITARY POPULATIONS

Three value-generating paths. One unified strategy.



CHANNEL 1
Military contracts
Active now
The U.S. government pays EpiBone to advance the pipeline. Non-dilutive funding (no equity given up).
$2.5M secured | $1.25M Air Force 59th Medical Wing (EB-CMF dental) + $1.25M AFWERX (EB-OC arthroscopy R&D).
CHANNEL 2
Expanded patient access
2H 2026
FL SB 1768 (eff. July 2025) creates a pathway for patients to access EpiBone treatments. Every patient treated generates real-world clinical data that advances our regulatory roadmap.
Florida, Montana, Utah open. EB-Sport injectable cartilage is the lead product.
CHANNEL 3
Veterinary
Active now
Focus on equine and canine treatments that surpass the current standard of care for cartilage restoration.

Each channel also reduces the cost of the next one. Military contracts pay us to advance the pipeline today. Right-to-Try expands patient access and generates live safety data that accelerates our FDA submission. International partnerships produce clinical evidence and milestone payments simultaneously including $1.75M secured

clinical evidence and milestone payments simultaneously including [illegible] secured for the UAE osteoporosis trial. The result is a development strategy that expands access and is self-funded as it advances.


NON-DILUTIVE GOVERNMENT CONTRACTS
STRONG REVENUE GROWTH
$1.2M
$1.0M
$800K
$600K
$400K
$200K
$0
$479K
$1.1M
2025 Actual
2026 Projected
2025 Actual (479000)
2026 Projected (1100000)
*Forward looking projections not guaranteed

~$3.88M
Year-end 2025 cash on hand

~$479K
2025 revenue (US Air Force contracts, non-dilutive)

~$1.1M
2026 projected revenue

$50M+
Total raised to date from ~200 investors

From first commercial launch to global standard of care

We've spent 12 years building the foundation. Now we're building on top of it.


NEAR-TERM • 2026
MEDIUM-TERM • 2027-2028
2026
2027
2028
EB-Arthro Phase I/IIa
Thailand launch, July 2026
EB-Sport Right-to-Try Launch
Florida
EB-OP Phase II
UAE (funding sourced)
EB-CMF Dental Indication Expansion
US Air Force (ongoing)
EB-OC Arthroscopy R&D
US Air Force (ongoing)
$30M Series B Close
EB-Sport and EB-OC Phase I/IIb
US
EB-Arthro and EB-Osteal Expanded Patient Access
Florida
International Commercial Expansion
GCC via ADQ/PureHealth
FDA Submission Roadmap
Utilizing real-world evidence from expanded patient access and Thailand data

The next great acquisition in regenerative medicine

$20.1B
SANOFI GENZYME
Acquired 2011. Largest biotech acquisition at the time. Built on cell therapy and rare disease biologics.

$100M+
maci → VERICEL
Only FDA-approved cartilage repair product. Now Vericel's flagship, driving hundreds of millions in annual revenue.

Acquisition

Commercial

$240M

ACell → mtf biologics

Regenerative tissue matrix company acquired for its IP and manufacturing platform.

Acquisition

$1.5B+

INTEGRA

Tissue regeneration and neurosurgery platform. Public company built on regenerative scaffolds and biologics.

Acquisition

Regenerative medicine has produced some significant outcomes in modern biotech. Genzyme was acquired by Sanofi for $20.1B. MACI, the only FDA-approved cartilage repair product, is now Vericel's flagship, driving hundreds of millions in annual revenue. The tissue engineering exit playbook exists, and the acquirers are well-capitalized: Zimmer Biomet, Stryker, DePuy Synthes, Smith & Nephew, and sovereign wealth funds like ADQ.


REVENUE & GROWTH PROJECTION
$300M
$250M
$200M
$150M
$100M
$50M
$0M
Florida RTT Launch →
Pre-Launch
$30M Series B →
$1.3M
FDA Submission →
$34.8M
Profitable →
$111.4M
$259.4M
2026E
2027E
2028E
2029E
2030E
*Forward looking projections not guaranteed

EpiBone's near-term plan is to close this round, pre-launch in Florida and internationally, and raise a $30M Series B within 12 months (not guaranteed) to fund full FDA approval and national reimbursed launch. Our model projects profitability in 2029 and $259M in revenue by 2030, across four products and three commercial channels.

Regenerative medicine has already produced landmark exits, and strategic acquirers like Zimmer Biomet, Stryker, and sovereign wealth funds are active today. Whether our outcome is acquisition, licensing, or a public offering, the value we're building is the same: a regulated, IP-protected, clinically validated platform, in a market that has no dominant player.

Forward-looking projections are not guaranteed.

Perks for our early investors

$1,000

Founding Supporter

Your name on EpiBone's Founding Supporter registry. You'll also receive our investor-only newsletter with clinical milestone updates and behind-the-scenes dispatches from the lab.

$5,000

Behind-the-Scenes Lab Tour

An exclusive behind-the-scenes virtual tour of the EpiBone bioreactor lab, narrated by our science team.

$10,000

Annual Fireside Chat with Nina + Advisory Board

Join an intimate annual virtual fireside chat with Nina Tandon.

$25,000

Expanded Patient Access Updates

Priority access to Right-to-Try eligibility updates and clinical trial enrollment information as it becomes available.

$50,000

In-Person Lab Tour + Investor Wall Tribute

Visit EpiBone's LIC, Queens lab in person for a guided tour with the science team. See the bioreactors, watch stem cells being processed, and meet the researchers engineering living tissue. Travel not included.

$100,000

Name a Bioreactor + Launch Event Invitation

(Limited to 10 investors) We will name one of EpiBone's bioreactors — the machines that grow living bone and cartilage — after you or a loved one. Plus a personal invitation to EpiBone's commercial launch celebration event.


Invest in a future where regenerative medicine is the standard of care

EpiBone has spent 12 years building an unparalleled commercial pipeline. We have the human data, the military contracts, and a regulatory pathway to bring living tissue to market. What we're building with this round is the community of patients, advocates, athletes, and believers who will be part of the story getting us there.

Every investment signals patient demand and increases access for those living with the daily challenge of osteoarthritis and lost mobility.

Here's to the future of living medicine.